Exhibit 12.2

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges (dollars in thousands):	American Realty Capital Properties, Inc.
	Post-Mergers					Pre-Mergers		ARC Predecessor Companies
	Six months Ended June 30, 2014		Year Ended December 31,			September 6, 2011 to December 31, 2011		January 1, 2011 to September 5, 2011		Year Ended December 31,				June 5, 2008 to December 31, 2008
			2013		2012					2010		2009
Earnings:
Pre-tax loss from continuing operations	$(349,009)		$(474,721)		$(41,237)	$(1,759)		$(5,302)		$(7,421)		$(8,614)			$(1,182)
Add:
Fixed charges	188,592		73,436		11,856	924		7,941		10,805		6,963			1,608

Distributed income of equity investees	—		—		—	—		—		—		—			—
Share of pre-tax losses for equity investees	—		—		—	—		—		—		—			—
Less:
Interest capitalized	—		—		—	—		—		—		—			—
Preference security dividend of subsidiaries	—		—		—	—		—		—		—			—
NCI of pre-tax income of subs that have fixed charges	—		—		—	—		—		—		—			—

Total Earnings	$(160,417)		$(401,285)		$(29,381)	$(835)		$2,639		$3,384		$(1,651)			$426

Fixed charges:
Interest expensed and capitalized	$188,592		$73,436		$11,856	$924		$7,941		$10,805		$6,963			$1,608
Amortized premiums, discounts and capitalized expenses related to indebtedness	—		—		—
Estimate of the interest within rental expense	—		—		—	—		—		—		—			—
Preference security dividend requirements					—	—		—		—		—			—

Total Fixed Charges	$188,592		$73,436		$11,856	$924		$7,941		$10,805		$6,963			$1,608
Ratio of Earnings to fixed charges calculation	-0.85	x	-5.46	x	-2.48x	-0.90	x	0.33	x	0.31	x	-0.24	x		0.26	x
Deficiency	$349,009		$474,721		$41,237	$1,759		$5,302		$7,421		$8,614		$	NA